UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

Daniel Zeff

c/o Zeff Holding Company, LLC

145 S. Fairfax Ave.

Los Angeles, CA 90036

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872885207 13D Page 2 of 7
(1) NAMES OF REPORTING PERSONS Zeff Capital, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐O
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

*Percentage calculated based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. on April 15, 2024.

CUSIP No. 872885207 13D Page 3 of 7
(1) NAMES OF REPORTING PERSONS Zeff Holding Company, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ O
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

*Percentage calculated based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. on April 15, 2024.

CUSIP No. 872885207 13D Page 4 of 7
(1) NAMES OF REPORTING PERSONS Daniel Zeff
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ O
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OFREPORTING PERSON (see instructions) IN

*Percentage calculated based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. on April 15, 2024.

Explanatory Note

This Amendment No. 13 (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2018, as amended on August 23, 2018, September 19, 2018, October 10, 2019, January 4, 2019, August 2, 2019, August 8, 2019, September 4, 2019, October 23, 2019, October 29, 2019, January 2, 2020, August 13, 2020, and May 17, 2024 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment. The filing of this Amendment No. 13 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Consummation of the Offer and Merger and Related Transactions

As previously disclosed, on May 15, 2024, (i) Parent, Merger Sub, and the Issuer entered into the Merger Agreement, pursuant to which Merger Sub commenced the Offer to purchase all of the outstanding shares of Common Stock at a price of $13.40 per share, net to the sellers in cash, without interest, subject to any applicable tax withholding and on the terms and subject to the conditions set forth in the Merger Agreement; and (ii) in connection with the execution of the Merger Agreement, the Reporting Persons, solely in their capacities as stockholders of the Issuer, entered into the Support Agreement with Parent and Merger Sub pursuant to which the Reporting Persons agreed to tender all of the shares of Common Stock held by the Reporting Persons in the Offer.

The Offer and related withdrawal rights expired at one minute after 11:59 p.m., Eastern Time, on June 27, 2024. The Reporting Persons tendered, or caused to be tendered, 437,774 shares of Common Stock in the Offer, for the right to receive a cash payment of $13.40 per share of Common Stock, without interest, subject to any applicable withholding of taxes. On June 28, 2024, as a result of the satisfaction of the conditions to the Offer, Merger Sub accepted for payment all shares of Common Stock validly tendered (and not properly withdrawn) pursuant to the Offer. The remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and, following the consummation of the Offer, Merger Sub was merged with and into the Issuer on June 28, 2024, with the Issuer surviving the Merger.

The 437,774 shares of Common Stock tendered by the Reporting Persons in the Offer constituted all of the shares of Common Stock beneficially owned by the Reporting Persons.

Accordingly, as of June 28, 2024, the Reporting Persons ceased to beneficially own any shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) As a result of the consummation of the Offer and Merger, the Reporting Persons no longer beneficially own any securities of the Issuer or have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

(c) Except as set forth in Item 4 above, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past 60 days.

(d) Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) As of June 28, 2024, the Reporting Persons ceased to beneficially own more than five percent of the outstanding Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2024

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as general partner

By: /s/ Daniel Zeff
Name: Daniel Zeff

Title: Manager

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff
Name: Daniel Zeff

Title: Manager

/s/ Daniel Zeff
Daniel Zeff